UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

XY – the Findables Company

File No. 24R-00062 - CF#35108

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XY – the Findables Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form 1-U filed on March 17, 2017.

Based on representations by XY – the Findables Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 6.1 through March 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary